Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 22, 2021

Gregory Herbers Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Lakeshore Acquisition II Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted October 8, 2021

CIK No. 0001867287

Dear Mr. Herbers:

On behalf of our client, Lakeshore Acquisition II Corp., a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 26, 2021 (the “Comment Letter”) regarding Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 1. The Company will file an amended registration statement upon receiving the Staff’s response to the below.

Registration Statement on Form S-1 filed October 8, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page that your principal executive offices are located in China and that you may be seeking to acquire a company that may be based in China in an initial business combination. Your cover page disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China, and not only provide a cross-reference to disclosure elsewhere in the document. Please also expand your cover page disclosure to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Los Angeles    New York    Chicago    Nashville    Washington, DC    Beijing    Hong Kong    www.loeb.com

A limited liability partnership including professional corporations

Gregory Herbers November 22, 2021 Page 2

Response: Given the complexities of acquiring a business in China, the Company has decided that it will not do so. Attached as Exhibit A is a copy of the Company’s Amended and Restated Memorandum and Articles of Association. A new Article 44.15 has been added to the Articles of Association to provide that the Company may not complete its initial business combination with a target that is headquartered China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). This provision would preclude the Company from acquiring a business target that is headquartered China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). Therefore, the Company believes that the China-related disclosure requested by the Comment Letter is no longer necessary.

In furtherance of the foregoing, the Company, which is formed in the Cayman Islands, will move its offices to New York and will undergo a restructuring of its management team such that its officers and directors will be as follows:

Name	Title	Residence	Citizenship
Bill Chen	Chief Executive Officer and Chie Financial Officer	Canada	Canada
H David Sherman	Director	New Jersey	USA
Mingyu (Michael) Li	Director	China	China
Jon M. Montgomery	Director	New York	USA

Although members of the Company’s management team have business or other ties to China, only one of the members of the Company’s management team is a resident or citizen of China. Therefore, the Company is not currently under Chinese jurisdiction and its business will be conducted outside off China (except for the participation of Mr. Li in telephonic board meetings. None of the Company’s assets are currently or will in the future be located in China.

Assuming that the Staff agrees that such amendment to the Amended and Restated Memorandum and Articles of Association would eliminate the need for the Company to include the disclosure required by the Comment Letter, the Company will file Amendment No. 2 to its registration statement reflecting that it is precluded from acquiring a company headquartered in China (including Hong Kong and Macau) or conducting a majority of its business in China (including Hong Kong and Macau), and include a further Amended and Restated Memorandum and Articles of Association to reflect that.

Gregory Herbers November 22, 2021 Page 3

2.	Provide on the cover page a clear description of how cash will be transferred through the postcombination organization if you acquire a company based in China and whether any cash transfers, dividends or distributions have been made to date.

Response: Please see the response to Comment 1.

Summary, page 1

3.	We note your disclosure in the first paragraph following the bullet-point list on page 20. Please expand to include cross-references to the more detailed discussion of significant regulatory, liquidity, and enforcement risks posed to investors for being based in or acquiring a company in China.

Response: Please see the response to Comment 1.

4.	We note your disclosure on page 20 that you believe you are not required to obtain material licenses or approvals to operate, and that you are not required to obtain approvals to issue your ordinary shares to foreign investors. Please expand your disclosure to address the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: Please see the response to Comment 1.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: Please see the response to Comment 1.

Risk Factors

We may be liable for improper use or appropriation of personal information provided by others..., page 55

Gregory Herbers November 22, 2021 Page 4

6.	Please expand your disclosure on page 55, where you discuss the uncertainty in cybersecurity laws and regulations and note that you or the combined company following a business combination could be subject to cybersecurity review, to describe how the oversight of the Cyberspace Administration of China could impact the process of searching for a target and completing an initial business combination.

Response: Please see the response to Comment 1.

The Chinese government may intervene or influence the operations of a target business that we acquire at any time..., page 56

7.	Please expand your disclosure to describe the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Response: Please see the response to Comment 1.

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, may restrict..., page 57

8.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Please also discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non- inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: Please see the response to Comment 1.

Gregory Herbers November 22, 2021 Page 5

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

Exhibit A

THE COMPANIES ACT (2021 REVISION) OF THE CAYMAN ISLANDS LAKESHORE ACQUISITION II CORP. Exempted Company Limited By Shares
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] AND EFFECTIVE ON [DATE])

THE COMPANIES ACT (2021 REVISION)
OF THE CAYMAN ISLANDS

Exempted Company Limited By Shares

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

LAKESHORE ACQUISITION II CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] AND EFFECTIVE ON [DATE])

1	NAME

The name of the Company is Lakeshore Acquisition II Corp.

2	STATUS

The Company is an exempted company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each.

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

7	CONTINUATION

The Company may exercise the powers contained in the Companies Act to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

10	FINANCIAL YEAR

The financial year end of the Company is 31 December or such other date as the Directors may from time to time decide and annex to this Memorandum.

THE COMPANIES ACT (2021 REVISION)
OF THE CAYMAN ISLANDS

Exempted Company Limited By Shares

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

LAKESHORE ACQUISITION II CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] AND EFFECTIVE ON [DATE])

1	DEFINITIONS AND INTERPRETATION

1.1	The Regulations contained in Table A in the First Schedule to the Companies Act do not apply to the Company. In these Articles of Association, if not inconsistent with the context, the following words and expressions shall have the following meanings:

Affiliate means in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person;

Articles means these Articles of Association;

Audit Committee means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee;

Auditor means the person for the time being performing the duties of auditor of the Company (if any);

Business Combination means a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the target business), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations;

business day means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City;

Companies Act means the Companies Act (2021 Revision) of the Cayman Islands, as amended or re-enacted from time to time;

Clearing House means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

Company means the above named company;

Company’s Website means the website of the Company and/or its web-address or domain name (if any);

Compensation Committee means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee;

Designated Stock Exchange means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market;

Director means a director of the Company appointed in accordance with these Articles;

Distribution means a distribution, dividend (including an interim dividend) or other payment or transfer of property of the Company on or in respect of a Share (save in respect of its redemption or repurchase);

Electronic Communication means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors;

Electronic Record has the same meaning as in the Electronic Transactions Act;

Electronic Transactions Act means the Electronic Transactions Act (2003 Revision) of the Cayman Islands;

Exchange Act means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time;

Founders means all Members immediately prior to the consummation of the IPO;

Independent Director has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be;

IPO means the Company’s initial public offering of securities;

Member has the same meaning as in the Companies Act;

Memorandum means the Memorandum of Association of the Company;

Nominating Committee means the nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee;

Officer means any person appointed by the Directors to hold an office in the Company;

Ordinary Resolution means a resolution:

(a)	passed by a majority of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members.

Ordinary Share means an ordinary share of a par value of US$0.0001 in the share capital of the Company;

Over-Allotment Option means the option of the Underwriters to purchase up to an additional 750,000 units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions;

Public Share means an Ordinary Share issued as part of the units (as described in the Articles) issued in the IPO;

Redemption Notice means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein;

Register of Directors and Officers means the register of Directors and Officers maintained by the Company in accordance with these Articles;

Register of Members means the register of Members referred to in these Articles;

Registrar means the Registrar of Companies and includes the Deputy Registrar of Companies;

Registered Office means the registered office for the time being of the Company;

Representative means a representative of the Underwriters;

Seal means any seal which has been duly adopted as the common seal of the Company and includes every duplicate seal;

Secretary means the person appointed to perform any or all of the duties of secretary of the Company, including any assistant secretary;

Securities and Exchange Commission means the United States Securities and Exchange Commission;

Share means a share in the capital of the Company, including a fraction of a share issued or authorised to be issued by the Company;

Special Resolution means a special resolution passed in accordance with Section 60 of the Companies Act, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members;

Sponsor means RedOne Investment Limited, a BVI business company, and its successors or assigns.

Treasury Share means a Share that has been repurchased, redeemed, surrendered to or otherwise acquired by the Company and not cancelled;

Trust Account means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of units simultaneously with the closing date of the IPO, will be deposited;

Underwriter means an underwriter of the IPO from time to time and any successor underwriter;

Written includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange and electronic mail in accordance with the Electronic Transactions Act and in writing shall be construed accordingly.

1.2	In the Memorandum and these Articles, unless the context otherwise requires a reference to:

(a)	words importing the masculine gender include the feminine gender;

(b)	any Cayman Islands law or regulation, is a reference to such law or regulation as amended or re-enacted from time to time;

(c)	the singular includes the plural and vice versa;

(d)	a person includes all legal persons and natural persons;

(e)	legal persons include all forms of corporate entity and any other person having capacity to act in its own name created by or in accordance with the laws or regulations of any jurisdiction; and

(f)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record.

1.3	Headings are for ease of reference only and shall be disregarded in interpreting the Memorandum and the Articles.

2	COMMENCEMENT OF BUSINESS

2.1	Commencement. The business of the Company may be commenced at such time as determined by the Directors.

2.2	Commencement Costs and Expenses. The Directors may pay, out of capital or other money of the Company, all costs and expenses incurred in the establishment and registration of the Company.

3	REGISTERED SHARES

3.1	Registered Shares. The Company shall issue registered Shares only.

3.2	No Bearer Shares. The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

4	SHARE CERTIFICATES

4.1	Share Certificates. Unless and until the Directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each Member shall be in uncertified book entry form. If the Directors do resolve to issue share certificates in respect of any one or more classes of Shares, then every Member holding such Shares shall be entitled, upon written request only, to a certificate signed by a Director or Secretary, or any other person authorised by a resolution of the Directors, or under the Seal specifying the number of Shares held by him and the signature of the Director, Secretary or authorised person and the Seal may be facsimiles or affixed by electronic means pursuant to the Electronic Transactions Act. Share certificates shall be issued within the relevant time limit as prescribed by the Companies Act, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

4.2	Indemnity and Replacement. Any Member receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed or, in connection with any proposed share transfer, a new certificate may be issued, on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by the Directors.

4.3	Joint Holders. If several Members are registered as joint holders of any Shares, any one of such Members may give an effectual receipt for any share certificate.

5	ISSUE OF SHARES AND OTHER SECURITIES

5.1	Issue.

(a)	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act and the Articles) vary such rights.

(b)	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

(c)	The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

5.2	Preferred Shares. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, Distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.

5.3	Ordinary Shares. Where the Directors issue a Share having no preferred, deferred, redemption or other special rights, it shall be issued as an ordinary Share and entitle the holder, subject to any other Share having any preferred, deferred, redemption or other special rights, to:

(a)	receive notice of, attend and vote at any general meeting of the Company and on any Ordinary Resolution or Special Resolution;

(b)	an equal share in any dividend or other Distribution paid by the Company; and

(c)	an equal share in the distribution of the surplus assets of the Company.

5.4	Consideration for Share Issue. A Share may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

5.5	Register of Members. The Register of Members kept by the Company shall contain:

(a)	the names and addresses of each Member;

(b)	a statement of the Shares held by each Member;

(c)	the distinguishing numbers of the Shares of each Member (if any);

(d)	the amount paid, or agreed to be considered as paid, on the Shares of each Member;

(e)	the date on which the name of each person was entered on the register as a Member; and

(f)	the date on which any person ceased to be a Member.

5.6	Commission. The Company is authorised to pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any Shares.

6	VARIATION OF RIGHTS

6.1	Class Variation. If, at any time, the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of [two-thirds] of the issued Shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of the class. To every such separate general meeting the provisions of these Articles relating to general meetings shall, mutatis mutandis, apply, but so that the necessary quorum shall be one or more persons holding or representing by proxy [one-third] of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll. For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

6.2	No Variation on Further Issue. The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

7	REDEMPTION, PURCHASE AND SURRENDER OF SHARES AND TREASURY SHARES

7.1	Redemption, Purchase and Surrender. Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)        Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)       Ordinary Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration on a pro-rata basis to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)       Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

7.2	Payment. The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

7.3	Surrender. The Directors may accept the surrender for no consideration of any fully paid Share.

7.4	Treasury Shares. All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share, other than as set out in this Article. The Company may:

(a)	cancel the Treasury Shares on such terms and in such a manner as the Directors may determine; and

(b)	transfer the Treasury Shares in accordance with Article 12.

7.5	No Participation. Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

7.6	No other Redemption. The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

7.7	Redemption in Kind. The Directors may, when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payments either in cash or in kind.

8	LIEN

8.1	All Monies Payable. The Company shall have a first and paramount lien on every Share, whether or not it is a fully paid Share, for all moneys, whether presently payable or not, called or payable at a fixed time in respect of that Share and for all debts, liabilities or other obligations owed, whether presently or not, by the Member or by one or more joint Members or by any of their estates to the Company (together, the Lien Amounts) but the Directors may, at any time, declare any Share to be wholly or in part exempt from this Article. The Company’s lien, if any, on a Share shall extend to all Distributions payable thereon. Any registration of the transfer of a Share shall operate to extinguish the Company’s lien on that Share.

8.2	Sale. The Company may sell, in such manner as the Directors think fit, any Shares in which the Company has a lien, but no sale shall be made unless some amount in respect of which the lien exists is presently payable and the period of fourteen days has elapsed after the Company has given a notice in writing, stating and demanding payment of such part of the presently payable amount, to the relevant Member.

8.3	Registration of Purchase. The Directors may authorise any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

8.4	Application of Proceeds. The proceeds of the sale, net of any costs incurred by the Company in relation to the sale, shall be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable. The Company shall retain and have a lien over such part of the remainder of the proceeds as is equal to the Lien Amounts which exist but are not presently payable by the Member and may apply such proceeds against the Lien Amounts as and when they become payable and the residue shall be paid to the person entitled to the Shares at the date of the sale.

9	CALLS ON SHARES

9.1	Calls. The Directors may, from time to time, make calls upon the Members in respect of some or all of any moneys unpaid on their Shares, whether in respect of their par value or the premium payable on those Shares; each Member shall (subject to receiving at least 14 days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares. A call may be required to be paid in instalments. The Directors may revoke or postpone a call at any time.

9.2	Joint Holders. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof and the holder or joint holders of a Share at the time of a call shall remain liable to pay the call on that Share, notwithstanding any subsequent transfer of the Share being registered by the Company.

9.3	Interest on Calls. If a sum called in respect of a Share is not paid before or on the day appointed for payment of that call, the Member from whom such amount is due shall pay interest upon the sum at such rate as the Directors may determine from the day appointed for payment of the call to the time of the actual payment. The Directors shall have the discretion to waive payment of any such interest in full or in part.

9.4	Fixed Payment Dates. The provisions contained in these Articles in respect of calls shall apply to payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

10	FORFEITURE

10.1	Failure to pay Call. If a Member fails to pay any call or instalment of a call in respect of Shares on the day appointed for payment, the Directors may serve a notice on such Member naming a further date not earlier than the expiration of 14 days from the date of service on or before which the payment required by the notice is to be made and containing a statement that in the event of non-payment the Shares, or any of them, will be liable to be forfeited.

10.2	Forfeiture. If the requirements of the notice referenced in this Article are not complied with the Company may forfeit the Shares together with any Distributions declared payable in respect of the forfeited Shares and not paid at any time before tender of payment.

10.3	No Refund. The Company is under no obligation to refund any moneys to the Member whose Shares have been forfeited.

10.4	Sale of Forfeited Share. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. The proceeds of any sale or disposition of the forfeited Share may be received and used by the Company as the Directors determine.

10.5	Outstanding Liability. A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares together with interest.

10.6	Certificate of Forfeiture. A certificate in writing under the hand of a Director or Officer stating that a Share has been duly forfeited on the date stated in the certificate shall be conclusive evidence of the facts stated in the certificate as against all persons claiming to be entitled to the Share. The Directors may authorize any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

10.7	Fixed Payment Dates. The provisions of this Article applying to forfeiture for failure to pay any call or instalment of a call shall apply to the failure to make payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

11	TRANSMISSION OF SHARES

11.1	Legal Personal Representative. If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

11.2	Transmission. Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

11.3	Pre-Registration Status. A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

12	TRANSFER OF SHARES

12.1	Directors’ Consent. Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

12.2	Instrument of Transfer. The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

12.3	Certificates. Subject to Article 4.2, where the Company has issued a certificate in respect of a Share proposed to be transferred, the transferor shall lodge, with the instrument of transfer, the original certificate relating to the Share being transferred.

12.4	Effective Date. The transfer of a Share is effective when the name of the transferee is entered on the Register of Members. Until such time, the transferor shall be deemed to remain a Member.

12.5	Lost Certificate. If the Directors are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may, on receipt of such indemnities as they may require:

(a)	accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	proceed to register the transferee’s name in the Register of Members.

12.6	Notification of Refusal. Where the Directors refuse to register a transfer of a Share, they shall, within two months after the date on which the transfer was lodged with the Company, notify the transferee of the refusal.

12.7	Transfer of Treasury Shares. The transfer of Treasury Shares may be for valuable consideration or otherwise, and at a discount to the par value of the Shares.

13	REGISTERED HOLDER DEEMED ABSOLUTE OWNER

13.1	The registered holder of a Share shall be treated as the absolute owner of such Share. No person shall be recognised by the Company as holding any Share upon trust and the Company shall not register nor be bound by or required to recognise any equitable or other interest of whatever nature in a Share other than an absolute right to the Share, irrespective of whether the Company has notice of such interest.

14	ALTERATION OF SHARE CAPITAL

14.1	Increase or Amendment. The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into Shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	subject to section 13 of the Companies Act, sub-divide its existing Shares, or any of them, into Shares of smaller amounts than is fixed by the Memorandum; and

(d)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

14.2	Reduction. Subject to the provisions of the Companies Act and these Articles, the Company may, by Special Resolution, reduce its share capital and any capital redemption reserve in any manner.

15	MEETINGS AND CONSENTS OF MEMBERS

15.1	Meetings. All meetings of Members shall be referred to as extraordinary general meetings unless the general meeting is an annual general meeting. The Company may but shall not be obliged to hold an annual general meeting.

15.2	Directors Convene. Any Director may convene meetings of the Members at such times and in such manner and places within or outside the Cayman Islands as the Director considers necessary or desirable.

15.3	Members Convene. Upon the written request of Members entitled to exercise [10% or more of the voting rights] in respect of the matter for which the meeting is requisitioned, any one or more of the Directors shall forthwith proceed to convene a meeting of Members. The written request of Members to requisition a meeting must state the objects of the meeting and must be signed by the Members requisitioning the meeting. The written request must be lodged at the Registered Office and may be delivered in counterpart.

15.4	Failure to Convene. If the Directors do not proceed to convene a meeting of Members within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of Members in the same manner as nearly as possible as that in which a meeting of Members may be convened by a Director. Where the requisitionists fail to convene the meeting of Members within three months of their right to convene the meeting arising, the right to convene the meeting of Members shall lapse.

15.5	Notice of Meeting. The Director convening a meeting shall give at least ten days’ notice of a meeting of Members to:

(a)	those Members whose names on the date the notice is given appear as Members in the Register of Members and are entitled to vote at the meeting; and

(b)	each of the Directors.

15.6	Failure to Give General Notice. A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

15.7	Failure to give Individual Notice. The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

15.8	Voting. No person shall be entitled to vote at any meeting of Members unless he is registered as a Member on the record date for such meeting and all calls or other moneys payable by him in respect of Shares have been paid at or before the record date. Subject to the rights and restrictions attached to any Shares and the provisions of this Article, each Member who is present in person, by its duly authorised representative or by proxy, shall have one vote and on a poll each Member shall have one vote for every Share of which he is the holder.

16	PROXIES

16.1	Proxies. A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

16.2	Production of Proxies. The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

16.3	Form of Proxy. An instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or may appoint a standing proxy until notice of revocation is received at the Registered Office or at such place or places as the Directors may otherwise specify for the purpose.

16.4	Joint Ownership and Proxies. Where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly, each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

16.5	Corporate Members. Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

16.6	Clearing House. If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

17	PROCEEDINGS OF SHAREHOLDER MEETINGS

17.1	Chairman of Member Meeting. At every meeting of Members, the chairman of the board of Directors shall preside as chairman of the meeting. If there is no chairman of the board of Directors or if he is not present at the meeting within fifteen minutes of the time appointed after the meeting or if he is unwilling to act the Directors present shall elect the chairman of the meeting.

17.2	Adjournment. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

17.3	Conference Call. A Member, or his duly authorised representative or proxy, shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means by means of which all the persons participating in the meeting are able to hear each other.

17.4	Objections. No objection shall be raised to the qualification of any voter except at the meeting of members or adjourned meeting of Members at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding on all parties.

17.5	Casting of Votes. A Member holding more than one Share need not cast the votes in respect of the Shares held by him in the same way on any resolution for which a poll is taken. A person appointed as the authorised representative or proxy of a Member may cast the votes in respect of the Shares for which he is appointed in a like manner.

17.6	Quorum. No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

17.7	No Quorum. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

17.8	Polls. At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favour of or against such resolution.

17.9	Director Participation. Directors may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

17.10	Unanimous Written Resolutions. Any Ordinary or Special Resolution of Members and any other action that may be taken by the Members at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all Members who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the latest date borne by the counterparts.

17.11	Postpone. If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

18	APPOINTMENT AND REMOVAL OF DIRECTORS

18.1	Number of Directors. The Company shall have a board of Directors consisting of not less than one Director. The Company may by Ordinary Resolution impose a maximum or minimum number of Directors required to hold office at any time and vary such limits from time to time.

18.2	Appointment and Removal of Directors. The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director. The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

18.3	Term. The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Companies Act or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

18.4	Vacation. The office of a Director shall be vacated if:

(a)	he gives notice in writing to the Company that he resigns the office of Director; or

(b)	he absents himself (without being represented by an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

(c)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	he is found to be or becomes of unsound mind; or

(e)	all the other Directors (being not less than two in number) resolve that he should be removed as a Director.

19	REGISTER OF DIRECTORS AND OFFICERS

19.1	Details. The Register of Directors and Officers shall contain:

(a)	the names and addresses of the persons who are Directors and Officers;

(b)	the date on which each person whose name is entered in the register was appointed as a Director or Officer; and

(c)	the date on which each person named as a Director or Officer ceased to be a Director or Officer.

20	POWERS OF DIRECTORS

20.1	Management by Directors. Subject to the provisions of the Companies Act, the Memorandum, these Articles and any directions given by Ordinary Resolution, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors shall have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company as are not by the Companies Act, the Memorandum, these Articles or the terms of any Special Resolution required to be exercised by the Members. No alteration of the Memorandum or these Articles or any direction given by Ordinary or Special Resolution shall invalidate any prior act of the Directors that was valid at the time undertaken. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

20.2	Good Faith. Each Director shall exercise his powers for a proper purpose. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

20.3	Acting in Vacancy. The continuing Directors may act notwithstanding any vacancy in their body, but if and for so long as their number is below any minimum number of Directors fixed by or pursuant to these Articles, the continuing Directors may act for the purpose of passing a resolution to appoint further Directors to the board of Directors and of convening a meeting of Members to appoint further Directors but for no other purpose.

20.4	Indebtedness and Security. The Directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

21	PROCEEDINGS OF DIRECTORS

21.1	Quorum. The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office. A person who holds office as an alternate Director shall be counted in the quorum. A Director who also acts as an alternate Director shall count twice towards the quorum.

21.2	Voting. Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled to a separate vote on behalf of his appointor in addition to his own vote.

21.3	Conference Call. A person may participate and vote in a meeting of the Directors or committee of Directors by telephone or other electronic means by means of which all the persons participating in the meeting are able to hear each other. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

21.4	Unanimous Written Resolution. A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign any such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

21.5	Notice of Meetings. A Director may, or other Officer on the requisition of a Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held.

21.6	Chairman of the Board. The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

21.7	Defects. Absent fraud, all acts done by any meeting of the Directors or a committee of Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

22	PRESUMPTION OF ASSENT

22.1	A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof. Such right to dissent shall not apply to a Director who voted in favour of such action.

23	DIRECTORS' INTERESTS

23.1	Other Office. A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine. A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

23.2	No Exclusivity. A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

23.3	Disclosure of Interests. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any other contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

23.4	General Notice of Interests. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

24	MINUTES

24.1	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

25	DELEGATION OF DIRECTORS' POWERS

25.1	Delegation. The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

25.2	Committees. The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

25.3	Charters. The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

25.4	Agent. The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

25.5	Third Party Delegation. The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

25.6	Officers. The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the Directors.

26	ALTERNATE DIRECTORS

26.1	Alternate Appointment. Any Director (other than an alternate Director) may by writing in notice to the Company appoint any other Director, or any other person willing to act, to be an alternate Director.

26.2	Conduct of Alternates. An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and, save as expressly provided herein, to perform all the functions and exercise all of the powers of his appointor as a Director in his absence.

26.3	Automatic termination. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

26.4	No Agency. An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

27	NO MINIMUM SHAREHOLDING

27.1	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

28	REMUNERATION OF DIRECTORS

28.1	Office Remuneration. The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

28.2	Additional Remuneration. The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

29	INDEMNIFICATION

29.1	Indemnity and Exclusion of Liability. Every Director, alternate Director or Officer shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default. No such Director, alternate Director or Officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

29.2	Advancement of Expenses. Expenses, including legal fees, incurred by a Director, alternate Director or Officer, or former Director, alternate Director or Officer in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by such party to repay the amount if it shall ultimately be determined that such Director, alternate Director or Officer is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.

29.3	Insurance. The Company may purchase and maintain insurance in relation to any person who is or was a Director, alternate Director, Officer or liquidator of the Company, or who at the request of the Company is or was serving as a Director, alternate director, Officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

30	RECORDS

30.1	Registered Office Records. The Company shall keep the following documents at the Registered Office:

(a)	the Certificate of Incorporation and any Certificate on Change of Name;

(b)	a copy of the Memorandum and Articles;

(c)	the Register of Directors and Officers; and

(d)	to the extent the Company has created a security interest over any of its assets the Register of Mortgages and Charges required to be maintained by the Company under Section 54 of the Companies Act.

30.2	Other Corporate Records. The Company shall keep the following records at the Registered Office or at such other place or places, within or outside the Cayman Islands, as the Directors may determine:

(a)	minutes of meetings, Ordinary Resolutions and Special Resolutions of Members and classes of Members;

(b)	the Register of Members; and

(c)	minutes of meetings and Resolutions of Directors and committees of Directors.

30.3	Electronic Form. All of the registers and records kept by the Company under these Articles shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

31	SEAL

31.1	Use of Seal. The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an Officer or other person appointed by the Directors for the purpose.

31.2	Duplicate Seal. The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

31.3	Authentication and Filing. A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

32	DISTRIBUTIONS

32.1	Payment of Distributions. Subject to the Companies Act and this Article, the Directors may declare and pay out of the funds of the Company lawfully available for such purpose a Distribution at a time and of an amount they think fit. No Distribution shall be paid except out of the realised and unrealised profits of the Company, and/or out of the share premium account and/ or as otherwise permitted by the Companies Act.

32.2	Ranking. Except as otherwise provided by the rights attached to Shares, all Distributions shall be declared and paid according to the par value of the Shares that a Member holds. The Company may pay Distributions in proportion to the amount paid upon each Share where a larger amount is paid up on some Shares than on others. If any Share is issued on terms providing that it shall rank for Distributions as from a particular date, that Share shall rank for Distributions accordingly.

32.3	Deductions. The Directors may deduct from any Distribution payable to any Member all sums of money, if any, then payable by him to the Company on account of calls or otherwise.

32.4	Distribution in Kind. The Directors may declare that any Distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

32.5	Payment. Any Distribution payable in cash in respect of Shares may be paid by electronic funds transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Distributions payable in respect of the Shares held by them as joint holders.

32.6	No Interest. No Distribution shall bear interest as against the Company and no distribution shall be paid on Treasury Shares.

32.7	Unclaimed Payments. Any Distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Distribution may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Distribution shall remain as a debt due to the Member. Any Distribution which remains unclaimed after a period of six years from the date of declaration of such Distribution shall be forfeited and shall revert to the Company.

33	CAPITALISATIONS

33.1	Capitalisations. The Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account or otherwise available for distribution and appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a Distribution of profits by way of dividend and apply such sum on their behalf in paying up in full unissued Shares for issue, allotment and distribution credited as fully paid-up to and amongst them in the proportions aforesaid. In such event the Directors may make such provisions as they think fit in the case of Shares becoming distributable in fractions.

34	RECORD DATE

34.1	Record Date Determination. For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

34.2	No Record Date Chosen. If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

35	REPRESENTATION

35.1	Representation of Legal Persons. The right of any individual to speak for or represent a Member or a Director being a legal person shall be determined by the law of the jurisdiction where, and by the documents by which, such legal person is constituted or derives its existence but save where an objection has been raised by a Member or a Director, the Directors shall not be obliged to verify the rights of individuals purporting to speak for or represent legal persons. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

36	ACCOUNTS

36.1	Accounts. The Company shall keep proper books of account with respect to (a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place; (b) all sales and purchases of goods by the Company; and (c) the assets and liabilities of the Company, that in each case, are sufficient to give a true and fair view of the Company’s affairs and to explain its transactions.

36.2	Inspection. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or authorised by the Directors or by the Company in general meeting.

36.3	Financial Information. The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

37	AUDIT

37.1	Auditor. The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

37.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

37.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

37.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

37.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

37.6	Access Right. Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for any audit.

37.7	Auditor Reports. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

37.8	Payment. Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

37.9	Compliance. The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

37.10	Financial Expert. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The "audit committee financial expert" shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.

38	NOTICES

38.1	Calculation of Elapsed Time. Subject to the laws of the Cayman Islands, where any period of time is expressed as required for the giving of any notice or in any other case where some other action is required to be undertaken within or omitted from being taken during a specified period of time, the calculation of the requisite period of time will not include the day on which the notice is given (or deemed to be given) or the day on which the event giving rise to the need to take or omit action occurred, but shall include the day on which the period of time expires.

38.2	Delivery of Notices. Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

38.3	Deemed Receipt. Where a notice is sent by:

(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)	post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)	cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)	e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

38.4	Notices of General Meeting. A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred. Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

39	VOLUNTARY LIQUIDATION

39.1	Subject to the Companies Act, the Company may by Special Resolution be wound up voluntarily.

40	WINDING UP

40.1	Distribution of Assets. If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

40.2	Valuation of Assets. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Companies Act, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

41	CONTINUATION

41.1	The Company may, subject to the provisions of the Companies Act and with the approval of a Special Resolution, transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and be de-registered in the Cayman Islands.

42	AMENDMENT OF THE MEMORANDUM AND ARTICLES

42.1	Subject to the Companies Act and the rights attaching to any class or series of Shares, the Company may by Special Resolution change its name or alter or amend these Articles and/ or the Memorandum in whole or in part.

43	MERGERS AND CONSOLIDATIONS

43.1	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

44	BUSINESS COMBINATION

44.1	Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

44.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 immediately prior to or upon consummation of such Business Combination. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

44.3	If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

44.4	At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

44.5	Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the IPO Redemption), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 20 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the Redemption Price), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the Redemption Limitation).

44.6	A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

44.7	In the event that the Company does not consummate a Business Combination by 15 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than five business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$50,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

44.8	In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption of the Public Shares or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 15 months from the consummation of the IPO; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

44.9	A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

44.10	After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.

44.11	The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)	any Director or Officer and any Affiliate of such Director or Officer.

44.12	A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

44.13	As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

44.14	The Company may enter into a Business Combination with a target business that is Affiliated with a Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with a Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

44.15	The Company will not effectuate its initial Business Combination with a company that is headquartered in the People’s Republic of China (“China”), the Hong Kong Special Administrative Region of China (“Hong Kong”) or the Macau Special Administrative Region of China (“Macau”) or conducts a majority of its operations in China, Hong Kong or Macau.

45	BUSINESS OPPORTUNITIES

45.1	To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (the Management) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

45.2	Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

45.3	To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.